The Interpublic Group of Companies, Inc.

Offer to Purchase for Cash

Any and All of Its Outstanding

Zero-Coupon Convertible Senior Notes Due 2021

(CUSIP Nos. 460690AP5 and 460690AQ3)

at a price of 82.9876% of their principal amount at maturity

The offer (as defined herein) will expire at 12:00 midnight, New York City time, on April 4, 2003, unless the offer is extended (such time and date with respect to the offer, as it may be extended, the “expiration date”). Tendered notes may be withdrawn at any time prior to the expiration date.

We, The Interpublic Group of Companies, Inc., a Delaware corporation, are offering to purchase for cash, upon the terms and subject to the conditions set forth in this offer to purchase and in the accompanying letter of transmittal, any and all of our outstanding Zero-Coupon Convertible Senior Notes Due 2021 at a price of 82.9876% of their principal amount at maturity. We refer to our offer, and the terms and conditions of this offer to purchase and accompanying letter of transmittal, as “the offer” or “this offer.”

Our obligation to accept for payment, and to pay for, notes validly tendered pursuant to the offer is conditioned upon the satisfaction of the conditions described in this offer to purchase, including the completion by us of a proposed private offering of securities that we announced and commenced on March 10, 2003. We refer to that proposed private offering of securities as the “concurrent offer.” Upon the pricing of the concurrent offer, which we expect to occur on or about the first business day after the commencement of this offer, we will waive certain conditions to this offer, as more fully described herein. We will use the net proceeds from the concurrent offer to pay for notes accepted in this offer.

THIS OFFER TO PURCHASE AND THE ACCOMPANYING LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

The dealer manager for the offer is:

Salomon Smith Barney

March 10, 2003

IMPORTANT

Any holder desiring to tender notes may tender their notes through The Depository Trust Company (“DTC”) Automated Tender Offer Program (“ATOP”), following the procedures described below. See Section 8— “Procedures for Tendering Notes.”

DTC has authorized DTC participants that hold notes on behalf of beneficial owners of notes to tender their notes as if they were holders. To effect such a tender, DTC participants should transmit their acceptance to DTC through ATOP, for which the transaction will be eligible, and follow the procedure for book-entry transfer set forth in Section 8—“Procedures for Tendering Notes—Book-Entry Delivery Procedures.” A beneficial owner of notes that are held of record by a broker, dealer, commercial bank, trust company or other nominee must instruct such broker, dealer, commercial bank, trust company or other nominee to tender the notes on the beneficial owner’s behalf. See Section 8—“Procedures for Tendering Notes—Tender of Notes Held Through a Custodian.”

Tendering holders will not be obligated to pay brokerage fees or commissions or the fees and expenses of the dealer manager, the information agent or the depositary. See Section 14—“Dealer Manager, Depositary and Information Agent.”

We are not making our offer to purchase notes in any jurisdiction in which, to or from any person to or from whom, it is unlawful to make the offer under securities or blue sky laws.

The delivery of this offer to purchase by any person, including a dealer manager, the information agent and us, shall not under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the information set forth herein or in any attachments hereto or in our affairs since the date hereof.

Questions and requests for assistance or for additional copies of this offer to purchase and the letter of transmittal or any document incorporated herein by reference may be directed to Salomon Smith Barney Inc., who is acting as dealer manager in connection with the offer (the “dealer manager”), or to Mellon Investor Services LLC, who is acting as information agent in connection with the offer (the “information agent”), each at its address and telephone number set forth on the back cover of this offer to purchase. Requests for additional copies of this offer to purchase and the letter of transmittal may also be directed to brokers, dealers, commercial banks or trust companies.

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SUMMARY

The following summary is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this offer to purchase and the letter of transmittal. Capitalized terms not defined in this summary have the meanings assigned to them elsewhere in this offer to purchase.

Purchaser:	The Interpublic Group of Companies, Inc.

The Offer:

We are offering to purchase for cash, upon the terms and subject to the conditions set forth in this offer to purchase and in the accompanying letter of transmittal, any and all of our outstanding Zero-Coupon Convertible Senior Notes Due 2021 at a price of 82.9876% of their principal amount at maturity.

The CUSIP numbers of the notes are 460690AP5 and 460690AQ3.

Offer Expiration Date:	The offer and withdrawal rights will expire at 12:00 midnight, New York City time, on April 4, 2003, unless we extend the offer.

Payment Dates:	Payments with respect to the offer will be made promptly following the expiration date. See Section 7—“Acceptance of Notes for Payment; Accrual of Interest.”

Source of Funds:	We will use the net proceeds from the concurrent offer to pay for the notes accepted in this offer. See Section 10—“Source and Amount of Funds.”

Conditions to the Offer:

Our obligation to accept for payment, and to pay for, notes validly tendered pursuant to the offer is conditioned upon the satisfaction of the conditions described in this offer to purchase, including the completion by us of the concurrent offer resulting in gross proceeds of at least $600,000,000. Upon pricing of the concurrent offer, which we expect will occur on or about the first business day after the commencement of this offer, we will waive certain conditions to this offer. See Section 11—“Conditions to the Offer.”

If the concurrent offer results in gross proceeds that are less than the minimum gross proceeds contemplated in the conditions to this offer, as set forth above, we will amend this offer such that we will offer to purchase the maximum number of notes (subject to rounding) that those proceeds would permit us to purchase at the purchase price described in this offer, after deducting certain transaction costs related to the concurrent offer. If we amend this offer, we will disclose such amendment promptly through a public announcement.

Procedures for Tendering Notes:

Any holder desiring to tender notes pursuant to the offer should tender those notes pursuant to the procedures for book-entry transfer set forth in the section entitled “Procedures for Tendering Notes” in this offer to purchase. Beneficial owners of notes that are held of record by a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender their notes.

Holders of notes who are tendering by book-entry transfer to the depositary’s account at DTC may execute the tender through ATOP, for which the transaction will be eligible. DTC participants that are accepting the offer will then transmit their acceptance to DTC, which will verify the acceptance and execute a book-entry delivery to the depositary’s account at DTC. DTC will then send an agent’s message to the depositary for its acceptance. Delivery of the agent’s message by DTC (a “book-entry confirmation”) will satisfy the terms of this offer as to the execution and delivery of a letter of transmittal by the participant identified in the agent’s message. Physical delivery of the letter of transmittal will not be required to tender notes through ATOP. Delivery of documents to DTC does not constitute delivery to the depositary. See Section 8—“Procedures for Tendering Notes.”

Withdrawal of Tenders of Notes:	Tenders of notes may be withdrawn at any time prior to the expiration date. No consideration shall be payable in respect of notes so withdrawn. See Section 9—“Withdrawal of Tenders.”

Untendered Notes:

Notes not tendered and purchased pursuant to the offer will remain outstanding. If the offer with respect to the notes is completed, the aggregate principal amount at maturity of the notes that are outstanding will likely be materially reduced. This may adversely affect the liquidity of and, consequently, the market price for the notes that remain outstanding after consummation of the offer. The terms and conditions governing the notes, including the covenants and other protective provisions contained in the indenture governing the notes, will remain unchanged. No amendments to the indenture are being sought. See Section 3—“Certain Significant Considerations.”

Conversion Rights:

Holders of notes may convert their notes into shares of our common stock at any time prior to the close of business on December 14, 2021 if certain conditions are met. However, notes which are tendered and accepted for payment in the offer may no longer be converted into shares of our common stock. The notes are convertible into shares of our common stock at the conversion rate of 22.8147 shares of our common stock for each $1,000 principal amount at maturity of notes, subject to adjustment. This conversion rate is equivalent to a conversion price of $43.83 per share of common stock. Our common stock is listed on the New York Stock Exchange under the symbol “IPG.” As of March 7, 2003, the last reported sales price of our common stock on the New York Stock Exchange was $8.45.

Purchase of the Notes by Us at the Option of the Holder:

The terms and conditions governing the notes, including the covenants and other protective provisions contained in the indentures governing the notes, will remain unchanged after completion of this offer. No amendments to these indentures are being sought. Holders of notes who do not tender their notes in this offer will continue to have the right to sell their notes to us on December 14, 2003 (and thereafter on specified subsequent dates at specified prices) at a price of $835.64 in cash per $1,000 principal amount of notes at maturity, plus accrued and unpaid interest, if any.

Acceptance of Tendered Notes and Payment:

Upon the terms of the offer and upon satisfaction or waiver of the conditions to the offer, we will accept for payment on the expiration date notes validly tendered and not withdrawn prior to the expiration date. We will be deemed to have accepted for payment pursuant to the offer and thereby have purchased validly tendered notes that are subject to the offer upon the expiration of the offer. We will make payment for all accepted notes promptly after the expiration date. See Section 7—“Acceptance of Notes for Payment; Accrual of Interest.”

Certain U.S. Federal Income Tax Considerations:

The receipt of cash for notes pursuant to the offer will be a fully taxable transaction for U.S. federal income tax purposes. Because the notes are treated as “contingent payment debt instruments” for U.S. federal income tax purposes, any gain realized by a holder upon the tender of notes pursuant to the offer will be treated as ordinary interest income, and any loss may be either ordinary or capital in character, depending upon the circumstances. See Section 11— “Certain U.S. Federal Income Tax Considerations.”

Dealer Manager:

Salomon Smith Barney Inc. is serving as dealer manager in connection with the offer. Its address and telephone numbers are set forth on the back cover of this offer to purchase. See Section 14—“Dealer Manager, Depositary and Information Agent.”

Depositary:

Mellon Investor Services LLC is serving as depositary in connection with the offer. Its address and telephone numbers are set forth on the back cover of this offer to purchase. See Section 14—“Dealer Manager, Depositary and Information Agent.”

Information Agent:

Mellon Investor Services LLC is serving as information agent in connection with the offer. Its address and telephone numbers are set forth on the back cover of this offer to purchase. See Section 14— “Dealer Manager, Depositary and Information Agent.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document that we file at the SEC’s public reference room located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov, and at the offices of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

This offer to purchase “incorporates by reference” information that we have filed with the SEC under the Securities Exchange Act of 1934. This means that we are disclosing important information to you by referring you to those documents. Any statement contained in this offer to purchase or in any document incorporated or deemed to be incorporated by reference in this offer to purchase will be deemed to be modified or superseded for purposes of this offer to purchase to the extent that a statement contained in this offer to purchase or any subsequently filed document which also is, or is deemed to be, incorporated by reference in this offer to purchase modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this offer to purchase. We incorporate by reference the following documents listed below:

•	Our Annual Report on Form 10-K for the year ended December 31, 2001, together with the amendments thereto filed on May 3, June 3 and December 6, 2002, and March 7, 2003;

•	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, together with the amendment thereto filed on March 7, 2003;

•	Our Current Reports on Form 8-K or Form 8-K/A (other than information furnished under Item 9 of Form 8-K) filed December 6, 2002 and February 12 and March 7, 2003; and

•	Our Proxy Statement(1), dated April 17, 2002.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

The Interpublic Group of Companies, Inc.

1271 Avenue of the Americas

New York, New York 10020

Attn: Susan V. Watson

(212) 399-8000

The above SEC filings are also available to the public on our website at www.interpublic.com. (We have included our website address as an inactive textual reference and do not intend it to be an active link to our website. Information on our website is not part of this offer to purchase.)

(1)	The information referred to in Item 402(a)(8) of Regulation S-K and paragraph (d)(3) of Item 7 of Regulation 14A promulgated by the SEC shall not be deemed to be specifically incorporated by reference into this offer to purchase.

SPECIAL NOTE REGARDING FORWARD-LOOKING

STATEMENTS AND OTHER FACTORS

This offer to purchase contains forward-looking statements. Our representatives may also make forward-looking statements orally from time to time. Statements in this offer to purchase that are not historical facts, including statements about our beliefs and expectations, particularly regarding recent business and economic trends, the impact of litigation, dispositions, impairment charges, the integration of acquisitions and restructuring costs, constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those associated with the effects of global, national and regional economic and political conditions, our ability to attract new clients and retain existing clients, the financial success of our clients, developments from changes in the regulatory and legal environment for advertising and marketing and communications services companies around the world, and the successful completion and integration of acquisitions which complement and expand our business capabilities.

Our liquidity could be adversely affected if we are unable to access capital or to raise proceeds from asset sales or dispositions. In addition, we could be adversely affected by developments in connection with the purported class actions and derivative suits that we are defending or the SEC investigation relating to the restatement of our financial statements. Our financial condition and future results of operations could also be adversely affected if we recognize additional impairment charges due to future events or in event of other adverse accounting-related developments.

At any given time we may be engaged in a number of preliminary discussions that may result in one or more substantial acquisitions. These opportunities require confidentiality and from time to time give rise to bidding scenarios that require quick responses by us. Although there is uncertainty that any of these discussions will result in definitive agreements or the completion of any transactions, the announcement of any such transaction may lead to increased volatility in the trading price of our securities.

The success of recent or contemplated future acquisitions will depend on the effective integration of newly acquired businesses into our current operations. Important factors for integration include realization of anticipated synergies and cost savings and the ability to retain and attract new personnel and clients.

In addition, our representatives may from time to time refer to “pro forma” financial information, including information before taking into account specified items. Because “pro forma” financial information by its very nature departs from traditional accounting conventions, this information should not be viewed as a substitute for the information we prepare in accordance with GAAP, including the balance sheets and statements of income and cash flow contained in our quarterly and annual reports filed with the SEC on Forms 10-Q and 10-K.

Investors should evaluate any statements made by us in light of these important factors and the factors contained in Section 3—“Certain Significant Considerations.”

THE OFFER

1.    Purpose of the Offer

We are making the offer to reduce or eliminate our contingent liability to purchase notes. Holders of notes have the right to sell their notes to us on December 14, 2003 (and thereafter on specified dates at specified prices) at a price of $835.64 in cash per $1,000 principal amount of notes at maturity, plus accrued and unpaid interest, if any. This purchase price is greater than the current market trading price of the notes. Therefore, assuming market trading prices for the notes remain constant, it is likely that holders of a significant principal amount at maturity of the notes will tender their notes to us on December 14, 2003. To the extent that holders of a significant percentage, or all, of the notes participate in this offer and it is completed, we will reduce or eliminate our contingent liability to purchase notes and postpone a substantial portion of our debt obligations. We will cancel all notes accepted for payment upon their surrender.

2.    Terms of the Offer

Offer and Purchase Price.    Upon the terms and subject to the conditions of the offer, we are offering to purchase for cash any and all of our outstanding notes at a price of 82.9876% of their principal amount at maturity.

The CUSIP numbers of the notes are 460690AP5 and 460690AQ3.

Conditions.    Our obligation to accept for payment, and to pay for, notes validly tendered pursuant to the offer is conditioned upon the satisfaction of the conditions described in this offer to purchase, including the completion by us of the concurrent offer. If any or all of these conditions have not been satisfied, we reserve the right (but will not be obligated) to (i) extend or otherwise amend the offer in any respect by giving oral or written notice of such amendment to the depositary and making public disclosure of such extension or amendment to the extent required by law or (ii) waive any or all of the conditions and, subject to compliance with rules and regulations of the SEC, purchase notes validly tendered pursuant to the offer. See Section 9—“Conditions to the Offer.”

Expiration of the Offer.    The offer will expire at 12:00 midnight, New York City time, on April 4, 2003, unless extended by us.

Amendment; Extension; Waiver; Termination.    We expressly reserve the right (but will not be obligated), at any time or from time to time, to (i) waive any and all conditions to the offer; (ii) extend the offer; or (iii) otherwise amend the offer in any manner that is not materially adverse to holders. Subject to the securities laws and the terms and conditions set forth in this offer to purchase, we expressly reserve the right, at any time or from time to time, when the conditions to the offer are not satisfied or waived, to terminate the offer or amend the offer in any respect. The rights reserved by us in this paragraph are in addition to our rights to terminate the offer described under Section 11—“Conditions to the Offer.”

There can be no assurance that we will exercise our right to terminate or amend the offer. Irrespective of any amendment to the offer, all notes previously tendered pursuant to the offer and not accepted for purchase or withdrawn will remain subject to the offer and may be accepted thereafter for payment by us, subject to compliance with requirements of applicable law.

If we make a material change in the terms of the offer or the information concerning the offer or waive a material condition of the offer, we will announce that change and extend the offer to the extent required by law. In addition, we may, if we deem appropriate, extend the offer for any other reason. In addition, if the consideration to be paid in the offer is increased or decreased or the principal amount at maturity of notes subject to the offer is decreased, the offer will remain open at least ten business days from the date we first give notice of such increase or decrease to holders of notes subject to the offer.

We reserve the right, in our sole discretion, to terminate the offer, in order to comply, in whole or in part, with any applicable law (subject to Rule 14e-1(c) and Rule 13e-4(f)(5) under the Exchange Act, which requires that we pay the consideration offered or return the notes deposited by or on behalf of the holders of notes promptly after the termination or withdrawal of the offer). See Section 11—“Conditions to the Offer.”

Any extension, amendment or termination of the offer by us will be followed promptly by an announcement thereof. Without limiting the manner in which we may choose to make such announcement, we will not, unless otherwise required by law, have any obligation to advertise or otherwise communicate any such announcement other than by making a release to the Dow Jones News Service or such other means of announcement as we deem reasonable.

3.    Certain Significant Considerations

You should carefully consider the following, in addition to all the other information included or incorporated by reference in this offer to purchase, including the Special Note Regarding Forward-Looking Statements and Other Factors, before deciding whether to tender notes pursuant to the offer.

Significant Considerations Related to the Company

Our revenues have declined and are susceptible to further declines as a result of adverse economic and political developments.

An unfavorable economic and uncertain global political environment has resulted in reduced demand for our services. For the nine months ended September 30, 2002, our worldwide revenues declined 10.3% as compared with the same period in the prior year. For the three months ended December 31, 2002, our revenues declined approximately 3.8% as compared with the fourth quarter 2001. We anticipate for 2003 continued weakness in demand for advertising and marketing services and currently expect revenues in 2003 to decline one to four percent from 2002 levels. If the economy remains weak, or weakens further, or in the event of adverse political developments, including the outbreak of hostilities in the Middle East or elsewhere or terrorist attacks, our results of operations are likely to be further adversely affected.

We may be required to recognize additional impairment charges.

We periodically evaluate the realizability of all of our long-lived assets, including goodwill. Future events, including strategic decisions we make, could cause us to conclude that impairment indicators exist and that the asset values associated with a given operation have become impaired. Any resulting impairment loss could have an adverse impact on our reported earnings in the period of such charge. On March 6, 2003, we announced that we are recording impairment charges of $118.7 million as of September 30, 2002, including $24.6 million of fixed asset write-offs, $82.1 million of goodwill impairment and $12.0 million to record the fair value of an associated put option, related to our Octagon motor sports operations and are restating our third quarter results to reflect these charges. Giving effect to these charges, as of September 30, 2002 we had approximately $3.3 billion of goodwill on our balance sheet. The remaining book value of long-lived assets relating to Octagon Motor Sports was approximately $69.6 million as of December 31, 2002 and is subject to further impairment charges depending upon the exit strategy options used. In addition, Octagon is contractually required to upgrade and improve certain of the existing facilities over the next two years. The estimated capital expenditures relating to these operations that are currently considered impaired amount to approximately $30 million and will be subject to impairment charges as incurred. The effect of any future substantial impairment charge could adversely affect our financial condition and otherwise result in a violation of the financial covenants of our revolving credit facilities and note purchase agreements referred to below, which could trigger a default under those agreements and adversely affect our liquidity.

We have recently been downgraded by S&P and are on negative credit watch by S&P; downgrades of our ratings could adversely affect us and trading prices of our securities.

On March 7, 2003, Standard & Poor’s Rating Services downgraded our credit rating to BB+. Our current credit ratings are BBB- with negative outlook, as reported by Fitch Ratings, and Baa3 with stable outlook, as reported by Moody’s Investors Services, Inc. In addition, our S&P credit rating is on a negative credit watch. We can give you no assurance that the credit ratings agencies will not take further adverse actions with respect to our ratings. Although the S&P downgrade has not triggered, and a further ratings downgrade by any of the ratings agencies will not trigger, any acceleration of any of our indebtedness, these events may adversely affect our ability to access capital and would likely result in an increase in the interest rates payable under our two revolving credit facilities and future indebtedness. Any downgrade would also negatively impact the market value of the notes and the price of our common stock.

Our liquidity could be adversely affected if our $500 million revolving credit agreement is not renewed.

Our $500 million revolving credit facility provided by a syndicate of banks is subject to an agreement by the lenders to a one-year extension by May of 2003. If the lenders under that credit facility fail to extend their commitments on a renewal date, our liquidity could be adversely affected.

Our liquidity could also be adversely affected if we fail to raise at least $400 million aggregate net cash proceeds from the concurrent offer.

Our option to extend the maturity of any outstanding amounts on May 15, 2003 under our $500 million revolving credit facility for a one-year term from May 15, 2003, is restricted until at least $400 million of aggregate net proceeds are realized from asset sales and capital markets transactions. In addition, if we fail to raise at least $400 million aggregate net cash proceeds from the concurrent offer and the commitment from UBS has not otherwise terminated, UBS may require that we issue securities generating net cash proceeds of up to $400 million prior to April 1, 2003, up to $500 million on or after April 1, 2003 and prior to May 15, 2003, and, if our liquidity needs require, up to $800 million on or after that date, in each case, less any proceeds raised in this or other capital transactions. If we do not comply with any such request from UBS, UBS is entitled to terminate its financing commitment. Furthermore, UBS may terminate its commitment (a) in the event of specified material adverse changes in financial, political or economic conditions, including an outbreak or escalation of hostilities involving the United States, that could adversely affect syndication of the interim credit facility or the ability to complete a capital markets transaction or (b) in the event of a material adverse change in the securities lending market for our equity securities that could adversely affect our ability to complete a capital markets transaction. Our liquidity could be adversely affected if we are unable to extend the maturity of our $500 million revolving credit facility or if UBS terminates its financing commitment.

The loss of uncommitted lines of credit could adversely affect our liquidity.

As of September 30, 2002, we had approximately $326.4 million outstanding under $717.0 million in uncommitted lines of credit. These borrowings are repayable upon demand. We use amounts available under the lines of credit, together with cash flow from operations and cash on hand, to fund our working capital needs. If we lose all or a substantial portion of these lines of credit, we will be required to seek other sources of liquidity. If we are unable to replace these sources of liquidity, for example through access to the capital markets, our ability to fund our working capital needs will be adversely affected.

We are still implementing our plan to improve our internal controls.

In the fourth quarter of 2002, we announced that we had identified total charges of $181.3 million related to prior periods from January 1, 1997 through June 30, 2002 and restated our financial statements for these periods. Furthermore, on March 6, 2003, we announced that we had identified total charges of $165.7 million related to prior periods from January 1, 1997 through September 30, 2002, including amounts related to impairment charges and other adjustments with respect to Octagon Motor Sports, and that we would be restating our financial statements for those periods. In addition, we were informed in the third quarter of 2002 by our independent auditors that they had identified a “material weakness” (as defined under standards established by the American Institute of Certified Public Accountants) relating to the processing and monitoring of intracompany transactions. Concurrently with, and in response to, the restatement of our financial statements filed with the SEC in December 2002, we identified various changes to our accounting and internal control structure that we believed were necessary to help ensure that accounting errors, such as those underlying our December restatement, do not arise in the future. Although we have implemented many of these changes, some of the measures are still in the process of being implemented. Therefore, we cannot assure you that these changes to our accounting and internal controls will be sufficient. If further restatements were ever to occur or other accounting-related problems emerge, we could face additional litigation exposure and greater scrutiny from the SEC in connection with the SEC investigation currently taking place. Any future restatements or other accounting-related problems may adversely affect our financial condition and would also likely negatively impact the market value of the notes and the price of our common stock.

Pending litigation could have an adverse effect on our financial condition.

Shortly after we announced, in August 2002, the restatement of our previously reported earnings, thirteen federal securities purported class actions were filed against us and certain of our present and former directors and officers by a purported class of purchasers of our stock. These lawsuits allege false and misleading statements to shareholders, including the alleged failure to disclose the existence of additional charges that would need to be expensed and the lack of internal financial controls, which allegedly resulted in an overstatement of our financial results during the period in question. These lawsuits have been consolidated in the Southern District of New York. Two purported class actions were also filed in state court by a purported class of former shareholders of True North Communications Inc. who exchanged their shares of True North for the shares of the common stock of Interpublic in connection with Interpublic’s acquisition of True North in June 2001. These two lawsuits, which have been removed to federal court, allege that the Company and certain of its present and former directors and officers failed to disclose the existence of additional charges that should have been expensed and the lack of adequate internal financial controls. In addition to the federal lawsuits, four shareholders derivative suits were filed alleging a breach of fiduciary duty to our shareholders. The two derivative suits filed in Delaware have been consolidated, as have the two suits filed in New York. These proceedings are in the early stages and any litigation contains an element of uncertainty.

An ongoing SEC investigation regarding our accounting restatements could adversely affect us or the market value of the notes and our common stock.

Following our announcement in August 2002 of the restatement of the financial results for the periods from 1996 to June 2002, we were informed by the SEC that it was conducting an informal inquiry into the matters surrounding the restatement. In January 2003, we were informed by the SEC that it had issued a formal order of investigation with respect to these matters. While we are cooperating fully with the investigation, adverse developments in connection with the investigation, including any expansion of the scope of their investigation, could negatively impact the market value of the notes and our stock price and could divert the efforts and attention of our management team from our ordinary business operations.

Our amended revolving credit facilities with a syndicate of banks and agreements with Prudential restrict our ability to take certain corporate actions, including making dividend payments.

On February 10, 2003, we renegotiated the terms of our two revolving credit facilities with a syndicate of banks and our agreements with Prudential. As amended, the terms of these agreements restrict our ability to (1) make cash acquisitions or investments, (2) declare or pay dividends or repurchase shares of common stock, (3) make capital expenditures and (4) prepay long-term debt. They also limit the ability of our domestic subsidiaries to incur additional debt. Certain of these limitations will be modified upon the receipt of net proceeds equal to at least $400 million from asset sales, the concurrent offer or future capital markets transactions. The level of proceeds from such transactions, coupled with the outstanding balance of the notes will determine the permitted levels of annual acquisition spending and long-term debt prepayment. The level of proceeds, coupled with our future earnings performance and the outstanding balance of the notes, will determine the permitted levels of share buybacks and dividend payments. All limitations on dividend payments and share buybacks expire when such proceeds equal at least $600 million, the notes have been substantially retired and earnings before interest, taxes, depreciation and amortization (EBITDA) exceed $1.3 billion for four consecutive quarters. No dividend will be paid on March 15, 2003. Our future dividend policy will be determined on a quarter-by-quarter basis, will depend on earnings, financial condition, capital requirements and other factors and will be subject to the restrictions under the amended revolving credit facilities and note purchase agreements.

Our earnings guidance and other forward-looking statements are subject to significant uncertainty.

We have disclosed management’s expectations concerning 2003 earnings, and from time to time we may disclose other “guidance” about our expected future financial performance. Any such disclosures are very uncertain, and we caution you not to place undue reliance on them. See “Special Note Regarding Forward-Looking Statements and Other Factors.” The disclosed expectations for 2003, in particular, are highly uncertain. Among other reasons, they assume a limited decline in our revenues and they assume that we will be successful in cutting costs and otherwise improving our margins. If these assumptions are not realized, or if other unforeseen events occur, our earnings could be much less than the disclosed expectations.

Our exploration of strategic alternatives for our motor sports holdings and NFO WorldGroup might not result in successful transactions, which could adversely affect our stock price.

As previously announced, we are exploring options for the disposition of NFO WorldGroup and are also exploring strategic alternatives with respect to our holdings of Octagon Motor Sports. We can give you no assurance that such efforts will result in successful transactions on favorable terms. Moreover, any definitive agreement for any disposition of these assets would likely be subject to regulatory approval and other execution risks. Our stock price could be adversely affected if we do not conclude transactions on favorable terms for NFO WorldGroup or our motor sports holdings.

We may not realize all the benefits we expect from acquisitions we have made.

The success of recent acquisitions depends on the effective integration of newly acquired businesses into our current operations. Important factors for integration include realization of anticipated synergies and cost savings and the ability to retain and attract new personnel and clients. Between January 2001 and September 2002, we completed 31 acquisitions, including the acquisition of True North Communications Inc. in June 2001. There can be no assurance that we will realize all the benefits we expect from our recent or future acquisitions.

We compete for clients in a highly competitive industry.

The advertising agency and other marketing communications and marketing services businesses are highly competitive. Our agencies and media services must compete with other agencies and with other providers of creative or media services which are not themselves advertising agencies in order to maintain existing client relationships and to obtain new clients. The client’s perception of the quality of an agency’s “creative product,” our reputation and the agency’s reputation are, to a large extent, factors in determining our competitive position in the advertising agency business. An agency’s ability to serve clients, particularly large international clients, on a broad geographic basis is also an important competitive consideration. On the other hand, because an agency’s principal asset is its people, freedom of entry into the business is almost unlimited and quite small agencies are, on occasion, able to take all or some portion of a client’s account from a much larger competitor.

Size may limit an agency’s potential for securing new business because many clients prefer not to be represented by an agency that represents a competitor. Also, clients frequently wish to have different products represented by different agencies. Our ability to retain existing clients and to attract new clients may, in some cases, be limited by clients’ policies on or perceptions of conflicts of interest. These policies can in some cases prevent one agency and, in limited circumstances, different agencies within the same holding company from performing similar services for competing products or companies. In addition, these perceived conflicts, following an acquisition by us of an agency or company, can result in clients terminating their relationship with us or reducing the number or scope of projects for which they retain those agencies. Moreover, as a result of the True North acquisition and the resulting larger number of clients, we face a greater likelihood of conflicts with potential new clients in the future.

If we fail to maintain existing clients or attract new clients, our business may be adversely impacted.

Our business could be adversely affected if we lose or fail to attract key employees.

Employees, including creative, research, media, account and practice group specialists, and their skills and relationships with clients, are among our most important assets. An important aspect of our competitiveness is our ability to retain employee and management personnel. Compensation for these key personnel is an essential factor in attracting and retaining them and there can be no assurances that we will be able to offer a level of compensation sufficient to attract and retain these key personnel. If we fail to hire and retain a sufficient number of these key employees, we may not be able to compete effectively.

We are subject to regulations that could restrict our activities or negatively impact our revenues.

Advertising and marketing communications businesses are subject to government regulation, both domestic and foreign. There has been an increasing tendency in the United States on the part of advertisers to resort to the courts and industry and self-regulatory bodies to challenge comparative advertising on the grounds that the advertising is false and deceptive. Through the years, there has been a continuing expansion of specific rules, prohibitions, media restrictions, labeling disclosures and warning requirements with respect to the advertising for certain products. Representatives within government bodies, both domestic and foreign, continue to initiate proposals to ban the advertising of specific products and to impose taxes on or deny deductions for advertising which, if successful, may have an adverse effect on advertising expenditures and consequently our revenues.

International business risks, including limitations on foreign ownership, could adversely affect our operations.

International revenues represented 43% of our total revenues in 2001. Our international operations are exposed to risks, which affect foreign operations of all kinds, such as local legislation, monetary devaluation, exchange control restrictions and unstable political conditions. In addition, international advertising agencies are still subject to ownership restrictions in some countries because they are considered an integral factor in the communications process. These restrictions may limit our ability to grow our business and effectively manage our operations in those countries.

Significant Considerations Related to the Offer

The level of participation in this offer may affect our ability to meet our financial obligations.

Holders of notes have the right to sell their notes to us on December 14, 2003 (and thereafter on specified dates at specified prices) at a price of $835.64 in cash per $1,000 principal amount at maturity of notes, plus accrued and unpaid interest, if any. This purchase price is greater than the current market price of the notes. Since the terms and conditions governing the notes will remain unchanged after completion of this offer, the holders of any notes not tendered and accepted for purchase in this offer will be able to require us to purchase their notes on December 14, 2003, or any of the other specified dates. Therefore, assuming market prices for the notes do not increase, it is likely that holders of a significant principal amount at maturity of the notes will tender their notes to us on December 14, 2003.

To the extent that holders of a significant percentage of the notes do not participate in this offer, we will continue to have a significant contingent liability to purchase notes at December 14, 2003. We cannot assure you that we would have sufficient financial resources, or would be able to arrange financing, to pay the purchase price for the notes sold to us at that time. Failure by us to purchase the notes when required will result in an event of default with respect to the notes and possibly our other outstanding indebtedness.

Our liquidity could be adversely affected if this offer is not successful.

We intend to use the proceeds from the concurrent offer to fund this offer. If a substantial portion of the holders of the notes do not tender their notes or if this offer is terminated due to a failure to satisfy a closing condition and we do not use the proceeds of the concurrent offer to otherwise reduce our indebtedness, our higher debt levels could adversely affect our credit ratings and could trigger a default under the financial covenants of our two revolving credit facilities with a syndicate of banks, our note purchase agreements with Prudential and any credit facility entered pursuant to our commitment from UBS if we are unable to negotiate amendments to those agreements. In addition, holders of the notes have an option to require us to purchase their notes on December 14, 2003 at a price of $835.64 per $1,000 principal amount at maturity of notes, or an aggregate price of $586.6 million, in each case, plus accrued and unpaid interest, if any, if all such notes are purchased. As a result, we will be required to repurchase, at a higher price than the price offered under this offer, any notes not tendered under this offer.

We cannot predict whether the price that you receive for the tendered notes will be at least equal to the market value of the remaining outstanding notes after completion of the offer.

We cannot predict the impact that the offer will have on the market price of the remaining outstanding notes after completion of the offer. The market price of the notes that remain outstanding after completion of the offer would be affected by various considerations, including the following:

•	The completion of the concurrent offer may increase our outstanding indebtedness. Such an increase may have a negative impact on the market price of the notes remaining outstanding following completion of this offer.

•	A debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may command a lower price than would a comparable debt security with a larger float. Therefore, the market price for notes that are not tendered and accepted for purchase pursuant to the offer may be affected adversely to the extent that the principal amount at maturity of notes purchased pursuant to the offer reduces the float. A reduced float may also increase the volatility of the market prices of notes that are not purchased in the offer. We cannot assure you that any trading market will exist for the notes following consummation of the offer. The notes are currently traded on the Private Offerings, Resales and Trading through the Automatic Linkages market, commonly referred to as the PORTAL market.

•	Holders of notes have the right to sell their notes to us on December 14, 2003 (and thereafter on specified dates at specified prices) at a price of $835.64 in cash per $1,000 principal amount at maturity of notes, plus accrued and unpaid interest, if any. We will reduce or eliminate our contingent liability to purchase notes at that time to the extent that holders of the notes participate in this offer and this offer is completed. The reduction or elimination of this contingency could have a positive impact on the market price of any notes that remain outstanding following completion of this offer.

Because the cash consideration that you will receive for your tendered notes is fixed and the market price of the notes will fluctuate, including during the time between the commencement of this offer and its completion, if you tender notes, you may receive a price for the notes that is less than the then current market price of the notes.

By tendering, you may lose certain future benefits related to holding our notes and may suffer certain negative tax consequences.

Tendering holders will cease to have an interest in us and will no longer have the possibility of selling their notes to us on December 14, 2003 or of choosing to hold those notes with the possibility of converting them to shares of our common stock at a future date. Therefore, tendering holders will no longer benefit from any increase in our future earnings, growth or value, or payment of dividends on our common stock. Additionally, tendering notes pursuant to this offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign and other tax laws.

4.    Certain Information Concerning Interpublic

Interpublic is a group of advertising and specialized marketing and communication services companies that together represent one of the largest resources of advertising and marketing expertise in the world. With offices and other affiliations in more than 130 countries, we announced on March 6, 2003 revenues of approximately $6.2 billion and net income of approximately $99.5 million for 2002.

In the last five years, we have grown to become one of the world’s largest groups of global marketing services companies, providing our clients with communications expertise in four broad areas:

•	Advertising, which includes advertising and media management;

•	Marketing Communications, which includes direct marketing and customer relationship management, public relations, sales promotion, event marketing, on-line marketing, corporate and brand identity and healthcare marketing;

•	Marketing Intelligence, which includes market research, brand consultancy and database management; and

•	Marketing Services, which includes sports and entertainment marketing, corporate meetings and events, retail marketing, and other marketing and business services.

We seek to be the best in quality and a leading competitor in all of these areas.

We are currently organized into five global operating groups. Three of these groups, McCann-Erickson WorldGroup, The FCB Group and The Partnership, provide a comprehensive array of global marketing communications services. Each offers a distinctive range of marketing solutions for our clients. The fourth global operating group, The Interpublic Sports and Entertainment Group, focuses on sports marketing and event planning activities. Our fifth global operating group, Advance Marketing Services (“AMS”), provides specialized and advanced marketing services and marketing intelligence services. We are exploring options for the disposition of NFO WorldGroup, a major component of AMS. In the event of a successful disposition, we will reorganize our operations following the disposition. As part of that reorganization, the remaining components of AMS will be realigned with our other operating groups.

On February 14, 2003, we announced that we will merge the operations of our Bozell unit and the New York office of Lowe & Partners Worldwide. The resulting agency will be known as Lowe New York and the Bozell brand will be retired.

We believe this organizational structure allows us to provide comprehensive solutions for clients, enables stronger organic growth among all our operating companies and allows us to bring improved operating efficiencies to our organization.

Our principal executive offices are located 1271 Avenue of the Americas, New York, NY 10020, 212-399-8000. The following table names each of our directors and executive officers.

Name	Position
Frank J. Borelli	Presiding Director
Reginald K. Brack	Director
Jill Considine	Director
John J. Dooner, Jr.	Director
Richard A. Goldstein	Director
H. John Greeniaus	Director
Michael I. Roth	Director
J. Phillip Samper	Director

David A. Bell	Chairman of the Board & Chief Executive Officer
Sean F. Orr	Director; Executive Vice President & Chief Financial Officer

Steven Berns	Vice President & Treasurer
Brian J. Brooks	Executive Vice President; Human Resources
Nicholas J. Camera	Senior Vice President, General Counsel & Secretary

Albert S. Conte	Senior Vice President, Financial Services
Thomas A. Dowling	Senior Vice President, Chief Risk Officer
Philippe Krakowsky	Senior Vice President, Director of Corporate Communications
C. Kent Kroeber	Senior Vice President, Human Resources
Barry R. Linsky	Executive Vice President
Bruce S. Nelson	Executive Vice President & Chief Marketing Officer
Richard P. Sneeder, Jr.	Vice President & Controller
Susan V. Watson	Senior Vice President, Investor Relations
Gunnar P. Wilmot	Senior Vice President, Planning & Business Development

On February 27, 2003, we announced that David Bell, 59, would succeed John J. Dooner Jr., 54, as our Chairman and CEO and rejoin our board of directors. Mr. Bell had been a Vice Chairman at our company since the holding company he previously headed, True North Communications, was acquired by us in 2001. We intend to amend Mr. Bell’s employment contract with us to increase his compensation package to a level commensurate with his new position. We also announced that Mr. Dooner would assume an active operating role as Chairman and CEO of McCann, replacing James R. Heekin, 53, and that Mr. Dooner would retain his seat on our board of directors. The changes became effective February 27, 2003.

The book value per share as of our most recent balance sheet presented on our Quarterly Report on Form 10-Q, as amended, for the period ended September 30, 2002 is $5.64.

5.    Summary Financial Information

The following table sets forth certain summary audited and unaudited historical financial information about us. The historical financial information for the years ended December 31, 2001 and 2000 has been summarized from our audited consolidated financial statements in our 2001 Annual Report on Form 10-K/A. The historical financial information for the nine-month period ended September 30, 2002 and 2001 has been summarized from our unaudited consolidated financial statements as set out in our Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2002. You should read the following summary historical financial information together with such audited and unaudited consolidated financial statements and their related notes.

(amounts in millions except earnings per share)
	Year Ended December 31,		Nine Months Ended September 30,
	2001	2000	2002	2001
OPERATING DATA
Revenue	6,723.2	7,182.7	4,534.9	5,056.6
Operating expenses (Note (a),(b))	6,966.8	6,365.1	4,248.4	5,519.9
Interest expense	164.6	126.3	108.9	125.8
Investment impairment	210.8	—	21.1	208.3
Provision for (benefit of) income taxes	(55.3)	340.2	94.2	(143.0)
Net income (loss)	(534.5)	392.8	79.2	(630.9)

PER SHARE DATA
Basic
Net income (loss)	(1.45)	1.09	0.21	(1.71)
Weighted-average shares	369.0	359.6	375.3	368.2
Diluted
Net income (loss)	(1.45)	1.06	0.21	(1.71)
Weighted-average shares	369.0	370.5	381.1	368.2

	At December 31,		At September 30
	2001	2000	2002
FINANCIAL POSITION
Working capital	(78.3)	(421.7)	(241.5)
Current assets	6,351.5	7,202.6	5,984.4
Non-current assets	5,023.8	5,051.0	5,293.0
Total assets	11,375.3	12,253.6	11,277.4
Current liabilities	6,429.8	7,624.3	6,225.9
Non-current liabilities	624.8	727.2	637.5
Total long-term debt	2,480.6	1,531.8	2,367.4

(a)	Operating expenses included the following amounts:
	Year Ended December 31,		Nine Months Ended September 30,
	2001	2000	2002	2001
Restructuring and other merger related costs	645.6	177.7	12.1	645.6
Long-lived asset impairment and other charges	303.1	—	118.7	303.1

(b)	In accordance with SFAS 142, Goodwill and Other Intangible Assets, goodwill amortization ceased effective January 1, 2002. The amount of goodwill amortization expenses included in operating expenses was $169.0, $140.4 and $124.0 for the years ended December 31, 2001, 2000 and the nine months ended September 30, 2001, respectively.

6.    Ratio of Earnings to Fixed Charges

The following table shows the ratio of earnings to fixed charges for us and our consolidated subsidiaries for the periods indicated.

	Year Ended December 31,					Nine Months Ended September 30, 2002
	2001	2000	1999	1998	1997
Ratio of earnings to fixed charges	—	3.86x	8.79x	4.35x	3.09x	1.86x

In calculating the ratio of earnings to fixed charges, earnings are the sum of earnings before income taxes plus fixed charges. Fixed charges are the sum of interest on indebtedness, amortization of debt discount and expense and that portion of net rental expense deemed representative of the interest component.

For the year ended December 31, 2001, we had a deficiency of earnings to fixed charges. Additional earnings of $563.5 million would have been necessary for the year ended December 31, 2001 to provide a one-to-one coverage ratio.

7.    Acceptance of Notes for Payment

Acceptance of Notes for Payment.    Upon the terms of the offer and upon satisfaction or waiver of the conditions to the offer, we will accept for payment notes validly tendered (and not withdrawn) on or prior to the expiration date. We will make payment for all accepted notes promptly after the expiration date.

We will be deemed to have accepted for payment pursuant to the offer and thereby have purchased validly tendered notes that are subject to the offer upon the expiration of the offer. Payment for notes purchased pursuant to the offer will be made by deposit of the aggregate purchase price of the tendered notes with the depositary. The depositary will act as agent for tendering holders for the purpose of receiving payment from us and transmitting that payment to tendering holders.

We expressly reserve the right, in our sole discretion, to terminate the offer, in order to comply, in whole or in part, with any applicable law (subject to Rule 14e-1(c) and Rule 13e-4(f)(5) under the Exchange Act, which requires that we pay the consideration offered or return the notes deposited by or on behalf of the holders of notes promptly after the termination or withdrawal of the offer). See Section 11 — “Conditions to the Offer.” In all cases, payment by the depositary to holders of consideration for notes accepted for purchase pursuant to the offer will be made only after timely receipt by the depositary of:

•	an executed letter of transmittal or an electronic confirmation through ATOP, indicating the principal amount at maturity of notes to be tendered and any other documents required by the letter of transmittal; and

•	a confirmation of book-entry transfer of such notes into the depositary’s account at DTC in accordance with the procedure for book-entry transfer described below under Section 8 — “Procedures for Tendering Notes — Book-Entry Delivery Procedures,” or in compliance by the tendering holder with the guaranteed delivery procedures described below under Section 8 — “Procedures for Tendering Notes — Guaranteed Delivery.”

If the offer is terminated or withdrawn, or the notes subject to the offer are not accepted for payment, no consideration will be paid or payable to holders of those notes. If any tendered notes are not purchased pursuant to the offer for any reason, the notes not purchased will be returned, without expense, to the tendering holder by crediting the account maintained at DTC from which those notes were delivered, unless otherwise requested by such holder under “A. Special Issuance/Delivery Instructions” in the letter of transmittal, promptly following the expiration date or termination of the offer.

We reserve the right to transfer or assign, in whole at any time or in part from time to time, to one or more of our affiliates, the right to purchase notes tendered pursuant to the offer, but any such transfer or assignment will not relieve us of our obligations under any offer or prejudice the rights of tendering holders to receive consideration pursuant to the offer.

8.    Procedures for Tendering Notes

The method of delivery of notes and the letter of transmittal, any required signature guarantees and all other required documents, including delivery through DTC and any acceptance of an agent’s message (as defined below) transmitted through ATOP, is at the election and risk of the person tendering notes. Except as otherwise provided in the letter of transmittal, delivery will be deemed made only when documents are actually received by the depositary. If delivery is by mail, it is suggested that the holder use properly insured, registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the expiration date to permit delivery to the depositary on or prior to the expiration date. Notes will be accepted for purchase only in denominations of $1,000 principal amount at maturity and integral multiples thereof.

The tender by a holder of notes pursuant to the offer (and subsequent acceptance of such tender by us) pursuant to one of the procedures set forth below will constitute a binding agreement between such holder and us with respect to the offer in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

Tender of Notes Held Through a Custodian.    Any beneficial owner whose notes are held of record by a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender notes pursuant to the offer and deliver the letter of transmittal should contact such registered holder or custodian promptly and instruct such custodian to tender notes and deliver the letter of transmittal on such beneficial owner’s behalf. The letter of transmittal and accompanying instructions enclosed in the materials provided along with this offer to purchase may be used by a beneficial owner in this process to instruct the registered holder to tender notes. Additionally, the custodian will provide the beneficial owner on whose behalf the notes are held with an instruction letter, which is to be used by a beneficial owner to give instructions to the custodian to tender notes on the beneficial owner’s behalf. If such beneficial owner wishes to tender such notes himself, such beneficial owner must, prior to completing and executing the letter of transmittal and delivering such notes, make appropriate arrangements to register ownership of the notes in such beneficial owner’s name. The transfer of record ownership may take considerable time.

Tender of Notes Held Through DTC.    Any beneficial owner of notes held of record by DTC or its nominee, through authority granted by the DTC, may direct the DTC participant through which the beneficial owner’s notes are held in the DTC to tender on the beneficial owner’s behalf. To effectively tender notes that are held through DTC pursuant to the offer, DTC participants may, instead of physically completing and signing the letter of transmittal, electronically transmit their acceptance to DTC through ATOP, for which this offer will be eligible. Upon receipt of such holder’s acceptance through ATOP, DTC will verify the acceptance and execute a book-entry delivery to the depositary’s account at DTC. DTC will then send an agent’s message (as defined below) to the depositary for its acceptance. Physical delivery of the letter of transmittal will not be required to tender through ATOP. Delivery of tendered notes must be made to the depositary pursuant to the book-entry delivery procedures set forth below.

Book-Entry Delivery Procedures.    Delivery of tendered notes is to be made by book-entry transfer to an account maintained by the depositary with DTC. Any financial institution that is a participant in DTC may make book-entry delivery of the notes by causing DTC to transfer such notes into the depositary’s account in accordance with DTC’s procedures for such transfer. However, timely book-entry delivery of notes pursuant to the offer requires receipt of a confirmation by way of an agent’s message (defined below) (a “book-entry confirmation”) on or prior to the expiration date, subject to the guaranteed delivery procedures described below. Although delivery of notes may be effected pursuant to the offer through book-entry transfer into the depositary’s account at DTC, an agent’s message in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to and received by the depositary at one or more of its addresses set forth on the back cover of this offer to purchase on or prior to the expiration date in connection with the tender of such notes. Delivery of documents to DTC does not constitute delivery to the depositary.

An “agent’s message” is a message transmitted by DTC to, and received by, the depositary and forming a part of the book-entry confirmation, which states (1) that DTC has received an express acknowledgment from the participant in DTC tendering the notes and (2) that such participant has received the letter of transmittal and agrees to be bound by the terms of the letter of transmittal and we may enforce such agreement against such participant. Delivery of a book-entry confirmation will satisfy the terms of the offer as to the execution and delivery of a letter of transmittal by the participant identified in the agent’s message.

Guaranteed Delivery.    Holders who cannot complete the procedures for book-entry transfer on or prior to the expiration date may tender their notes pursuant to guaranteed delivery procedures by completing and delivering the Notice of Guaranteed Delivery enclosed in the materials provided along with this offer, and provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	on or prior to the expiration date, the depositary receives from such Eligible Institution a properly completed and duly executed letter of transmittal (or a manually signed facsimile thereof), or an electronic confirmation through ATOP, all other documents required by the letter of transmittal and a Notice of Guaranteed Delivery, substantially in the form provided by us (by facsimile transmission, mail or hand delivery), setting forth the name and address of the holder and the amount of notes tendered, stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange trading days after the receipt by the depositary of the Notice of Guaranteed Delivery, a book-entry confirmation will be deposited by the Eligible Institution with the depositary;

•	a book-entry confirmation is received by the depositary within three New York Stock Exchange trading days after the receipt by the depositary of the Notice of Guaranteed Delivery.

A “New York Stock Exchange trading day” is any date on which The New York Stock Exchange is open for business.

An “Eligible Institution” is one of the following firms or other entities identified in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (as the terms are defined in Rule 17Ad-15): (a) a bank, (b) a broker, dealer, municipal securities dealer, municipal securities broker, government securities dealer or government securities broker, (c) a credit union, (d) a national securities exchange, registered securities association or clearing agency, or (e) a savings association.

No alternative, conditional or contingent tenders will be accepted. We will be deemed to have accepted for payment pursuant to the offer and thereby have purchased validly tendered notes that are subject to the offer upon the expiration of the offer. All tendering holders, by execution of the letter of transmittal or electronic confirmation through ATOP (together with book-entry confirmation), waive any right to receive any notice of the acceptance of their notes for payment.

Signature Guarantees.    No signature guarantee on the letter of transmittal is required (i) if the notes are tendered by the registered holder(s) of the notes tendered herewith (which term, for purposes of this document, includes any DTC participant whose name appears on a security position listing as the owner of the notes), unless such holder(s) has completed either the box entitled “A. Special Issuance/Delivery Instructions” or “B. Special Payment Instructions” on the enclosed letter of transmittal, or (ii) if such notes are tendered for the account of a firm that is an Eligible Institution.

In all other cases, signatures on the letter of transmittal must be guaranteed by a Medallion Signature Guarantor. A “Medallion Signature Guarantor” is a recognized participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchanges Medallion Program. See instructions to the enclosed letter of transmittal.

Effect of the Letter of Transmittal.    Subject to and effective upon the acceptance for purchase of and payment for notes tendered thereby, by executing and delivering a letter of transmittal in the offer (or a book-entry confirmation through ATOP), a tendering holder of notes (i) irrevocably sells, assigns and transfers to, or upon the order of, us all right, title and interest in and to all the notes tendered thereby and (ii) irrevocably constitutes and appoints the depositary the true and lawful agent and attorney-in-fact of such holder (with full knowledge that the depositary also acts as our agent) with respect to any such tendered notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) transfer ownership of such notes on the account books maintained by DTC together with all accompanying evidences of transfer and authenticity, to or upon our order, (b) present such notes for transfer on the security register for the notes and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such notes (except that the depositary will have the rights to, or control over, funds from us, as our agent, for the purchase price for any notes tendered pursuant to the offer that are purchased by us), all in accordance with the terms of the offer.

Determination of Validity.    All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered notes pursuant to any of the procedures described above and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by us, in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any or all tenders of any notes determined by us not to be in proper form or if the acceptance of or payment for such notes may, in the opinion of our counsel, be unlawful. We also reserve the absolute right, in our sole discretion, to waive or amend any condition to the offer that we are legally permitted to waive or amend and waive any defect or irregularity in any tender with respect to notes of any particular holder, whether or not similar defects or irregularities are waived in the case of other holders.

Our interpretation of the terms and conditions of the offer (including the letter of transmittal and the instructions thereto) will be final and binding.

No tender will be deemed to have been validly made until all defects or irregularities in such tender have been cured or waived. We, the dealer manager, the depositary, the information agent, and any other person will not be under any duty to give notification of any defects or irregularities in any tender of any notes or notice of withdrawal and will not incur any liability for failure to give any such notification.

If we waive our right to reject a defective tender of notes, the holder will be entitled to receive the applicable cash consideration for their tendered notes.

PLEASE SEND ALL MATERIALS TO THE DEPOSITARY AND NOT TO THE DEALER MANAGER.

9.    Withdrawal of Tenders

A tender of notes pursuant to the offer may be withdrawn at any time prior to the expiration date, but no consideration shall be payable in respect of notes so withdrawn.

If, for any reason whatsoever, payment for any notes tendered pursuant to the offer is delayed or we are unable to pay for the notes tendered pursuant to the offer, we may (without prejudice to our rights set forth herein) instruct the depositary to retain tendered notes, and such notes may not be withdrawn (subject to Rule l4e-l(c) and Rule 13e-4(f)(5) under the Exchange Act, which requires that the offeror pay the consideration offered or return the securities deposited by or on behalf of the investor promptly after the termination or withdrawal of a tender offer).

For a withdrawal of notes tendered pursuant to the offer to be effective, a written or facsimile transmission notice of withdrawal or revocation must be received by the depositary prior to the expiration date at its address set forth on the back cover of this offer to purchase. Any such notice of withdrawal must (i) specify the name of the person who tendered the notes to be withdrawn; (ii) identify the notes to be withdrawn, including the principal amount at maturity of notes to be withdrawn; (iii) specify the number of the account at DTC from which the notes were tendered (including a guarantee by a Medallion Signature Guarantor if the letter of transmittal contained a signature guaranteed by a Medallion Signature Guarantor); and (iv) be signed by the holder of the notes in the same manner as the original signature on the letter of transmittal, and otherwise comply with the procedures of DTC. If the notes to be withdrawn have been delivered or otherwise identified to the depositary, a signed notice of withdrawal is effective immediately upon written or facsimile notice of such withdrawal even if physical release of the notes has not been effected.

Any permitted withdrawal of tendered notes may not be rescinded, and any notes properly withdrawn will thereafter be deemed not validly tendered; provided, however, that properly withdrawn notes may be re-tendered, by again following one of the appropriate procedures described in Section 8 — “Procedures for Tendering Notes,” at any time on or prior to the expiration date.

Any notes that have been tendered pursuant to the offer but that are not purchased will be returned to the holder thereof without cost to such holder promptly following the earlier to occur of the expiration date or the date on which the offer is terminated without any notes being purchased thereunder.

All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be determined by us, in our sole discretion (whose determination shall be final and binding). Neither we, nor the depositary, nor the dealer manager, nor the information agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal, or incur any liability for failure to give any such notification.

10.    Source and Amount of Funds

We will use the net proceeds from the concurrent offer to pay for the notes accepted in the offer. The concurrent offer was launched on March 10, 2003, and we are currently marketing that offer. The closing of the concurrent offer is a condition to our obligation to complete this offer. The concurrent offer is subject to the sale of the new notes (defined below) on certain terms and conditions satisfactory to us.

We estimate that we will require approximately $582.5 million to pay for the notes purchased in this offer assuming that all outstanding notes are validly tendered and accepted for purchase in this offer. Holders of notes to be issued in the concurrent offer, which we refer to as the “new notes,” may convert the new notes into our common shares at a specified conversion rate, subject to adjustment in some events. Holders may convert their new notes prior to stated maturity under the following circumstances: (1) if the market price of our common stock reaches a specified threshold; (2) if the new notes have been called for redemption; (3) upon the occurrence of specified corporate transactions; or (4) at any time after the credit ratings assigned to the new notes decline to specified levels.

We will pay interest on the new notes semi-annually, beginning September 15, 2003. The interest rate on the new notes will be determined at the time of pricing of the concurrent offer. On or after March 15, 2008, we may redeem the new notes for a price equal to 100% of the principal amount of the new notes to be redeemed plus any accrued and unpaid interest to the redemption date.

Holders will have the right to require us to purchase all or a portion of their outstanding new notes on March 15, 2008, March 15, 2013 and March 15, 2018. In each case, the purchase price payable will be equal to 100% of the principal amount of the outstanding new notes to be purchased plus any accrued and unpaid interest to the purchase date.

If we undergo certain fundamental changes prior to March 15, 2008, holders of the new notes will have the option to require us to purchase all or any portion of their outstanding new notes. The purchase price will be 100% of the principal amount of the new notes to be purchased plus any accrued and unpaid interest to the purchase date.

The new notes will be our unsecured obligations and will mature on March 15, 2023.

11.    Conditions to the Offer

Notwithstanding any other provisions of the offer and in addition to (and not in limitation of) our rights to extend and/or amend the offer, we shall not be required to accept for purchase or pay for notes validly tendered pursuant to the offer and may amend or extend the offer or delay or refrain from paying for any such notes, in each event, subject to Rule 14e-l(c) and Rule 13e-4(f)(5) under the Exchange Act, and may terminate the offer at any time on or before the expiration date if any of the following conditions shall have occurred:

(1)	there shall have been threatened, instituted or pending before any court, agency, authority or other tribunal any action, suit or proceeding by any government or governmental, regulatory or administrative agency or authority or by any other person, domestic or foreign, or any judgment, order or injunction entered, enforced or deemed applicable by any such court, authority, agency or tribunal, which (i) challenges or seeks to make illegal, or directly or indirectly to restrain or prohibit, the making of the offer or the acquisition or cancellation of notes pursuant to the offer or (ii) could, in our reasonable judgment, materially affect the business, condition (financial or other), assets, income, operations or prospects of us and of our subsidiaries, or materially impair any of the offer’s contemplated benefits to us;

(2)	there shall have been any action threatened or taken, or any approval withheld, or any statute, rule or regulation invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or us, by any government or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which, in our reasonable judgment, would or might directly or indirectly result in any of the consequences referred to in clause (1)(i) or (1)(ii) above;

(3)	we shall have determined upon consultation with legal counsel that the acceptance for payment of, or payment for, some or all of the notes pursuant to the offer would violate, conflict with or constitute a breach of any order, statute, law, rule, regulation, executive order, decree, or judgment of any court to which we may be bound or subject;

(4)	the United States shall have declared war or a national emergency and the commencement or escalation of armed hostilities directly or indirectly involving the United States shall have occurred;

(5)	there shall have occurred (i) any general suspension of, shortening of hours for or limitation on prices for trading in securities on the American Stock Exchange, the New York Stock Exchange, the Nasdaq Stock Market or in the over-the-counter market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States, (iii) a material change in United States currency exchange rates or a general suspension of, or material limitation on, the markets therefor, (iv) any limitation (whether or not mandatory) by any federal or state authority on, or any other event which might materially affect, the extension of credit by banks or other financial institutions, (v) any significant adverse change in the market price of the notes or our common stock or in the U.S. securities or financial markets, (vi) a material impairment in the trading market for debt securities in the United States, (vii) in the case of any of the foregoing existing at the date hereof, a material acceleration or worsening thereof, or (viii) any decline in either the Dow Jones Industrial Average or the S&P 500 Composite Index by an amount in excess of 15%, measured from the close of business on March 10, 2003.

(6)	any change or changes shall have occurred or be threatened in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of either us or our subsidiaries that, in our reasonable judgment, is or may be material to us or our subsidiaries;

(7)

a tender or exchange offer (other than the offer) with respect to some or all of our common stock or the notes, or a merger or acquisition proposal for us, shall have been proposed, announced or made by another person or shall have been publicly disclosed, or we shall have learned that a person or “group” (within the meaning of Section l3(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of our common stock;

(8)	there shall have been filed by any person or group a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 reflecting an intent to acquire us or any shares of our common stock; or

(9)	the concurrent offer shall not have been completed pursuant to the terms and conditions described in the Preliminary Offering Memorandum dated March 10, 2003 or, if completed, shall not have raised gross proceeds of at least $600,000,000, which we shall have received in full at the time of closing of the concurrent offer.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our sole discretion; provided, however, that we may not assert any of the foregoing conditions if the circumstances giving rise to such condition result from any action or inaction on our part. If any of the foregoing conditions to the offer shall not have been satisfied, subject to the termination rights as described above, we may, with respect to the offer, (i) terminate the offer and return tendered notes to the holders who tendered them; (ii) extend the offer and retain all tendered notes until the expiration of such extended offer; or (iii) amend the offer, in any respect, by notifying the depositary and announcing such amendment to investors. We also reserve the right at any time to waive satisfaction of any or all of the conditions to any offer. The failure of us at any time to exercise any of the foregoing rights will not be deemed a waiver of any other right and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

Upon the execution of a purchase agreement among us and Salomon Smith Barney Inc., J.P. Morgan Securities Inc. and UBS Warburg LLC, as representatives of the initial purchasers, in connection with the concurrent offer, which we expect will occur on or about the first business day after the commencement of this offer, we will waive all conditions described in this Section 11 except for those described in clauses (1)(i), (2) (excluding the reference to clause (1)(ii)), (3) and (9) of the first sentence of this section.

If the purchase agreement among us and the initial purchasers executed in connection with the concurrent offer provides for gross proceeds that are less than the minimum gross proceeds contemplated in condition (9) above, we will amend this offer such that we will offer to purchase the maximum number of notes (subject to adjustment of rounding) that those proceeds would permit us to purchase at the purchase price described in this offer, after deducting certain transaction costs relating to the concurrent offer. In any such amendment, we would waive all conditions described in this Section 11, except for those described in clauses 1(i), (2) (excluding the reference to clause 1(ii)) and (3) of the first sentence of this section. If we amend this offer, we will disclose such amendment promptly through a public announcement.

12.    No Recommendation

Neither we nor our board of directors makes any recommendation to any holder whether to tender or refrain from tendering any or all of such holder’s notes and none of us has authorized any person to make any such recommendation. Holders are urged to evaluate carefully all information in the offer, consult their own investment and tax advisors and make their own decisions whether to tender notes, and if so, the principal amount at maturity of notes to tender.

13.    Certain U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax consequences to holders of notes upon the tender of notes to us pursuant to the offer. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative rulings and court decisions, all as in effect as of the date hereof and all of which are subject to differing interpretations and/or change at any time (possibly with retroactive effect). This summary is not a complete description of all the consequences of a tender pursuant to the offer and, in particular, may not address U.S. federal income tax considerations to holders of notes subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, dealers in securities or currencies, traders that mark to market, holders who hold their notes as part of hedge, straddle or conversion transactions, insurance companies, tax-exempt entities and holders who do not hold the notes as capital assets). In addition, this summary does not discuss any aspect of state, local or foreign tax law that may be applicable to any holder of notes, or any U.S. federal tax considerations other than U.S. federal income tax considerations.

We urge holders to consult their own tax advisors with respect to the tax consequences to them upon the tender of notes pursuant to the offer in light of their own particular circumstances, including the tax consequences under state, local, foreign and other tax laws.

U.S. Holders

Except as otherwise set forth below, the following discussion is limited to the U.S. federal income tax consequences relevant to a holder of notes that is a U.S. Holder. A “U.S. Holder” is a holder that is a U.S. domestic corporation, a U.S. citizen or resident, or any other person or entity subject to U.S. federal income tax on a net income basis in respect of the notes.

The exchange of notes for cash pursuant to the offer will be a taxable transaction for U.S. federal income tax purposes, and a U.S. Holder who receives cash for notes pursuant to the offer will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the notes, determined in the manner described below. Because the notes have been treated as “contingent payment debt instruments” for U.S. federal income tax purposes, gain recognized upon the tender of a note will be treated as ordinary interest income. Loss recognized upon the tender of a note will be treated as ordinary loss to the extent of the U.S. Holder’s prior inclusions of original issue discount on the note. Any loss in excess of this amount will be treated as a capital loss. There are limitations on the deductibility of capital losses. For purposes of calculating the amount of gain or loss realized upon the tender of a note, a U.S. Holder’s adjusted tax basis in a note is equal to the amount that the U.S. Holder paid for the note increased by the amount of original issue discount included in income by the U.S. Holder for U.S. federal income tax purposes with respect to the note.

Backup Withholding Tax and Information Reporting

Payments made with respect to notes upon the tender of notes may be subject to information reporting and U.S. federal backup withholding tax if the U.S. Holder thereof fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Any amounts so withheld will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability.

Non-U.S. Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to you if you are a Non-U.S. Holder of the notes. The term “Non-U.S. Holder” means a beneficial owner of a note that is not a U.S. Holder.

Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state, local and foreign tax consequences that may be relevant to them.

Payments with respect to the notes

Payments on the notes made to a Non-U.S. Holder with respect to any gain realized upon a tender of the notes will be treated as interest income and will be exempt from U.S. income or withholding tax, provided that:

(i)	the Non-U.S. Holder does not own, actually or constructively, ten percent or more of the total combined voting power of all classes of our stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

(ii)	the beneficial owner of a note certifies on IRS Form W-8BEN (or successor form), under penalties of perjury, that it is not a U.S. person and provides its name and address or otherwise satisfies applicable documentation requirements;

(iii)	the gain is not effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States; and

(iv)	the notes and common stock are actively traded within the meaning of section 871(h)(4)(C)(v)(1) of the Code (which, for these purposes and subject to certain exceptions, includes trading on the NYSE).

If a Non-U.S. Holder of the notes is engaged in a trade or business in the United States, and if gain on the notes is effectively connected with the conduct of the trade or business (and, if required by an applicable treaty, the gain is attributable to a permanent establishment that the U.S. Holder maintains in the United States), the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, generally will be subject to regular U.S. federal income tax on any gain realized upon a tender of the notes in the same manner as if it were a U.S. Holder. In lieu of the certificate described in the preceding paragraph, the Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax.

Backup Withholding Tax and Information Reporting

In general, if you are a Non-U.S. Holder you will not be subject to backup withholding and information reporting with respect to a payment made by us with respect to a tender of your note if you have provided us with an IRS Form W-8BEN described above and we do not have actual knowledge or reason to know that you are a U.S. person. In addition, no backup withholding will be required upon a payment made within the United States or through certain U.S. financial intermediaries with respect to a tender of a note if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a U.S. person or you otherwise establish an exemption.

14.    Dealer Manager, Depositary and Information Agent

Dealer Manager.    Salomon Smith Barney Inc. has been retained as dealer manager in connection with the offer. In its capacity as dealer manager, Salomon Smith Barney Inc. may contact holders regarding the offer and may request brokers, dealers and other nominees to forward this offer to purchase and related materials to beneficial owners of notes.

Pursuant to the Dealer Manager Agreement, we have agreed to pay the dealer manager a reasonable and customary fee for its services as a dealer manager in connection with the offer. Such fee is based on the aggregate principal amount at maturity of the notes tendered in the offer and such offer will be paid in cash immediately upon completion of the offer. In addition, we will reimburse the dealer manager for its reasonable out-of-pocket expenses, including the fees and expenses of its legal counsel. We have agreed to indemnify the dealer manager against certain liabilities under federal or state law or otherwise caused by, relating to or arising out of the offer or its engagement as dealer manager. Questions regarding the terms of the offer may be directed to the dealer manager at the address and telephone number set forth on the back cover of this offer to purchase.

From time to time, the dealer manager may, subject to compliance with requirements of applicable law, trade our securities for its own account or for the accounts of its customers and, accordingly, may hold long or short positions in the notes at any time.

From time to time, Salomon Smith Barney Inc. has provided investment banking and other services for us for customary compensation, including acting as underwriter or initial purchaser for the initial issuance of the notes. In addition, an affiliate of the dealer manager is a lender under our credit facility.

Depositary and Information Agent.    We have retained Mellon Investor Services LLC to act as the depositary and the information agent in connection with the offer. All deliveries, correspondence and questions sent or presented to the depositary or the information agent relating to the offer should be directed to the addresses or telephone numbers set forth on the back cover of this offer to purchase.

We will pay the depositary and the information agent reasonable and customary compensation for their services in connection with the offer, plus reimbursement for out-of-pocket expenses. We will indemnify the depositary and the information agent against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws.

Requests for information or additional copies of this offer to purchase and the letter of transmittal should be directed to the information agent or the dealer manager.

15.    Solicitation

Our directors, managers, officers and regular employees and their affiliates (who will not be specifically compensated for such services), the information agent and the dealer manager may contact holders by mail, telephone, telex or telegraph regarding the offer and may request brokers, dealers and other nominees to forward this offer to purchase and related materials to beneficial owners of notes.

16.    Fees and Expenses

Tendering holders of notes will not be obligated to pay brokers fees or commissions of the dealer manager or, except as set forth in the letter of transmittal, transfer taxes on the purchase of notes by us pursuant to the offer. We will pay all fees and expenses of the dealer manager, the depositary and the information agent in connection with the offer and certain other related costs and expenses.

Brokers, dealers, commercial banks and trust companies will be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding material to their customers. We will not pay any fees or commissions to any broker, dealer or other person (other than the dealer manager and the depositary) in connection with the solicitation of tenders of notes pursuant to the offer.

17.    Miscellaneous

We are not aware of any jurisdiction where the making of the offer is not in compliance with the laws of such jurisdiction. If we become aware of any jurisdiction where the making of the offer would not be in compliance with such laws, we will make a good faith effort to comply with any such laws. If, after such good faith effort, we cannot comply with any such laws, the offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of notes residing in such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of us that is not contained in this offer to purchase or in the letter of transmittal, and, if given or made, such information or representation should not be relied upon. Neither we, nor the depositary, nor the dealer manager, nor the information agent nor any of their affiliates make any representation to any holder as to whether or not to tender such holder’s notes. Holders must make their own decision as to whether to tender the notes.

THE INTERPUBLIC GROUP OF COMPANIES, INC.

March 10, 2003

Facsimile copies of the letter of transmittal, properly completed and duly executed, will be accepted. The letter of transmittal, notes and any other required documents should be sent or delivered by each holder or its broker, dealer, commercial bank, trust company or other nominee to the depositary at its addresses set forth below.

The depositary for the offer is:

Mellon Investor Services LLC

By Facsimile:

(For Eligible Institutions only):

(201) 296-4293

Confirmation:

(201) 296-4860

By Mail:	By Overnight Courier:	By Hand:

P.O. Box 3301 South Hackensack, New Jersey 07606	85 Challenger Road 2nd Floor Ridgefield Park, NJ 07660 Attn: Reorganization Dept.	120 Broadway, 13th Floor New York, New York 10271

Any questions or requests for assistance or additional copies of this offer to purchase and the letter of transmittal may be directed to the Information Agent at its telephone number or address set forth below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the offer.

The information agent for the offer is:

Mellon Investor Services LLC

44 Wall Street, 7th Floor

New York, New York 10005

Banks and Brokers call: (917) 320-6286

Toll free: (866) 825-8878

The dealer manager for the offer is:

Salomon Smith Barney

390 Greenwich Street

5th Floor

New York, New York 10013

Attention: Tim Drain

Telephone: (212) 723-7406 (call collect)

(877) 531-8365 (toll-free)